U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              FORM 12b-25


                      NOTIFICATION OF LATE FILING


(Check One):

[ ] Form 10-K and Form 10-KSB     [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For period ended:      September 30, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information.

Full name of registrant:      Petro Union, Inc. d/b/a Horizontal Ventures,
Inc.

Former name if applicable:

Address of Principal Executive Office (Street and Number)

     575 Madison Avenue, Suite 1006
     New York, NY 10022

Part II - Rules 12b-25(b) and (c).

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


Part III - Narrative.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     As previously reported on a Form 8-K for an event occurring on August
     28, 1997, Petro Union, Inc. (the former name of the registrant)(Petro) acquired Horizontal Ventures, Inc. ("HVI") in a transaction which closed on September 9, 1997 and which resulted in a change in control of the registrant. The transaction is treated for accounting purposes as a recapitalization of Petro Union, Inc. with HVI considered to be the acquiror (a reverse acquisition). As a result, the required financial statements in the 10QSB are now those of HVI rather than Petro and management is still in the process of finishing these financial statements for the comparative prior periods to be included in the subject report, which interim statements were heretofore not necessary.
     The audited financial statements of HVI and the pro forma financial statements required by Form 8-K were filed with the Form 8-K/A filed by the registrant on October 16, 1997 for an event occurring on August 11, 1997.







Part IV - Other Information.

(1) Name and telephone number of person to contact in regard to this notification:

     Roger V. Davidson, Esq.
     Cohen Brame & Smith Professional Corporation
     (303) 837-8800



(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).                              [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?  [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As discussed in Part III hereof, the registrant acquired Horizontal Ventures, Inc. in a transaction which closed on September 9, 1997 and which is treated for accounting purposes as a reverse acquisition. Accordingly, it is anticipated that there will be a significant change in results of operations from the corresponding period for the last fiscal year reflected by the earnings statements to be included in the subject report. The estimated quantitative changes are as follows:

               As Originally Reported    To Reflect Reverse Acquisition
               3 Months   9 Months   3 Months  9 Months  3 Months  9 Months
                Ended       Ended      Ended     Ended   Ended      Ended
                9/30/96     9/30/96    9/30/96  9/30/96  9/30/97    9/30/97
Revenues      $  36,691   $129,540   $199,787  $411,601   $31,659   $160,824
Income (loss)
   from
   operations $ (80,394) $(215,003)  $  7,617 $(170,402)$(111,929) $(268,714)
Net income
   (loss)     $(285,902) $(421,120)  $  6,257 $(190,533)$(120,589) $(313,739)



    PETRO UNION, INC. d/b/a HORIZONTAL VENTURES, INC.

           (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 1997                By: /s/ RANDEEP S. GREWAL
                                             (Name)

                                             Randeep S. Grewal
                                             (Print Name)

                                             Chief Executive Officer
                                             (Title)